

December 30, 2011

Via E-mail
Robert C. Skaggs, Jr.
President and Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

      **Re:**    **NiSource Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed February 28, 2011**
             **Proxy Statement on Schedule 14A**
             **Filed April 1, 2011**
             **File No. 001-16189**

Dear Mr. Skaggs:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.  Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note your disclosure that your Electric Operations' net revenues increased $121.5 million due in part to an improved economy and warmer weather.  Discuss whether you expect that trend to continue.  Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss

whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 16

2. Please revise your disclosure to explain how the ultimate amounts that were paid to your named executive officers under the 2010 Incentive Plan were determined. Specifically, tell us how achievement, or lack thereof, of each of the business performance goals outlined on page 21 and individual performance outlined on page 22 resulted in the amounts reflected in the summary compensation table and what caused amounts to be presented in the bonus versus the non-equity incentive plan compensation columns. For example, on page 21 your disclosure indicates that Mr. Helm received an incentive payout of $450,000 and we see that the summary compensation table reflects payments to him in that approximate aggregate amount in the bonus and non-equity incentive plan compensation columns, however, it is not clear how those respective amounts were arrived at, including what weight was given to the performance goals outlined on pages 21 and 22.

3. We note your indication that the Committee retains the discretion to determine the incentives to be paid to each Named Executive Officer. Please tell us to what extent, if any, the Committee exercised such discretion in 2010.

You may contact Scott Anderegg at (202) 551-3342, Staff Attorney, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director